

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 2, 2018

<u>Via E-Mail</u>
Randy Churchey
Chief Executive Officer
Education Realty Trust, Inc.
999 South Shady Grove Road, Suite 600
Memphis, Tennessee 38120

> **Re: Education Realty Trust, Inc.**
> **Form PREM 14A**
> **Filed July 25, 2018**
> **File No. 001-32417**

Dear Mr. Churchey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   Please revise your disclosure to confirm whether the waiver of jury trial provision in your Agreement and Plan of Merger filed as Exhibit A applies to claims made under the federal securities laws. Please also confirm that Maryland law permits such a provision, or alternatively address any questions as to enforceability.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities